                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        ________________________________

                                   FORM 11-K


                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(MARK ONE)
    [X]   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                 For the fiscal year ended:  December 31, 1996

                                       OR

    [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
                        ACT OF 1934 [NO FEE REQUIRED].
              For the transition period from ________ to ________



                        Commission file number:  1-5517
                                                 ------


       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              Scientific-Atlanta, Inc.
                              Voluntary Employee Retirement and
                              Investment Plan and Trust

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Scientific-Atlanta, Inc.
                              One Technology Parkway, South
                              Norcross, Georgia 30092.

                              REQUIRED INFORMATION

EXHIBITS


     The following exhibit is filed as part of this report:

     EX-23  Consent of Arthur Andersen LLP.



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            Scientific-Atlanta, Inc.
                            Voluntary Employee Retirement
                            and Investment Plan and Trust


Date:  June 26, 1997        By:   Scientific-Atlanta, Inc.
                                  Employee Benefit Committee



                            By:    /s/ Brian C. Koenig
                                   -------------------
                            Name:  Brian C. Koenig
                            Title: Senior Vice President, Human Resources

                           SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


                      FINANCIAL STATEMENTS AND SCHEDULES

                       AS OF DECEMBER 31, 1996 AND 1995

                                 TOGETHER WITH

                               AUDITORS' REPORT

                            SCIENTIFIC-ATLANTA, INC.
          VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                           DECEMBER 31, 1996 AND 1995
                               TABLE OF CONTENTS
             _____________________________________________________



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Plan Benefits, December 31, 1996 and 1995

     Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the Year Ended December 31, 1996

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SUPPLEMENTAL SCHEDULES:

     Schedule
     Number
     ------

     I. Item 27a - Schedule of Assets Held for Investment Purposes, December 31, 1996

     II. Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employee Benefit Committee of the
Scientific-Atlanta, Inc.
Voluntary Employee Retirement
and Investment Plan and Trust:


We have audited the accompanying statements of net assets available for plan benefits of the SCIENTIFIC-ATLANTA, INC. VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits with fund information for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan and Trust as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP
Atlanta, Georgia
June 16, 1997

                           SCIENTIFIC-ATLANTA, INC.
                 VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT
                                PLAN AND TRUST
                  STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN
                                   BENEFITS
                          DECEMBER 31, 1996 AND 1995


                ______________________________________________

                                             1996          1995
                                          -----------   ----------
ASSETS:

  PARTICIPANT DIRECTED INVESTMENTS, AT
     FAIR VALUE (NOTES 1 & 2):
     FIDELITY RETIREMENT MONEY MARKET
      FUND                                $ 11,977,188  $ 9,764,728
     FIDELITY INTERMEDIATE BOND FUND         6,614,492    6,407,083
     FIDELITY EQUITY INCOME FUND            21,421,219   16,657,805
     FIDELITY U.S. EQUITY INDEX FUND         9,618,477    5,187,095
     FIDELITY MAGELLAN FUND                 21,120,256   21,792,084
     FIDELITY PURITAN FUND                   1,039,006      178,526
     FIDELITY OVERSEAS FUND                  1,027,250      178,456
     FIDELITY LOW-PRICED STOCK FUND          2,914,749      477,076
     FIDELITY SCIENTIFIC-ATLANTA COMMON
      STOCK FUND                            31,775,725   28,885,142
  PARTICIPANT LOANS RECEIVABLE               2,448,583            0
                                        ---------------  ----------
       TOTAL INVESTMENTS                   109,956,945   89,527,995

  RECEIVABLES:
     EMPLOYER'S CONTRIBUTION                 1,148,962            0
     PARTICIPANTS' CONTRIBUTION                341,604            0
                                        ---------------  ----------

        TOTAL ASSETS                       111,447,511   89,527,995

LIABILITIES                                          0            0

NET ASSETS AVAILABLE FOR PLAN BENEFITS    $111,447,511  $89,527,995
                                        ==============  ===========

       The accompanying notes are an integral part of these statements.

                           SCIENTIFIC-ATLANTA, INC.
          VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                  INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1996
          ___________________________________________________________


                                                                  PARTICIPANT DIRECTED INVESTMENTS
                                        ----------------------------------------------------------------------------------
                                           RETIREMENT       INTER-                      U.S.
                                              MONEY        MEDIATE        EQUITY       EQUITY
                                             MARKET          BOND         INCOME        INDEX       MAGELLAN      PURITAN
                                        ----------------------------------------------------------------------------------
INVESTMENT INCOME:
 Net (depreciation) appreciation in fair
  value of investments                     $         0    $ (207,375)  $ 2,241,717   $1,266,741   $(1,534,108)  $    3,450
 Dividends and Interest                        541,947       434,872     1,358,165      211,037     3,840,919       89,082
                                           -----------    ----------   -----------   ----------   -----------   ----------
                                               541,947       227,497     3,599,882    1,477,778     2,306,811       92,532
                                           -----------    ----------   -----------   ----------   -----------   ----------
CONTRIBUTIONS:
 Participants                                1,042,459       795,706     2,098,497    1,189,188     3,563,745      168,744
 Employer                                            0             0             0            0             0            0
 Rollover deposits                             195,560       186,159       262,057      305,295       386,016       80,392
                                           -----------    ----------   -----------   ----------   -----------   ----------
                                             1,238,019       981,865     2,360,554    1,494,483     3,949,761      249,136
                                           -----------    ----------   -----------   ----------   -----------   ----------

  TOTAL ADDITIONS                            1,779,966     1,209,362     5,960,436    2,972,261     6,256,572      341,668

PAYMENTS TO PARTICIPANTS                    (1,722,930)     (403,684)   (1,465,232)    (450,435)   (2,167,962)     (17,974)

ADMINISTRATIVE EXPENSES                         (3,370)       (1,948)       (5,766)      (1,962)       (7,905)        (408)

INTERFUND TRANSFERS                          2,158,794      (596,321)      273,976    1,911,518    (4,752,533)     537,194
                                           -----------    ----------   -----------   ----------   -----------   ----------

NET INCREASE (DECREASE)                      2,212,460       207,409     4,763,414    4,431,382      (671,828)     860,480

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 BEGINNING OF YEAR                           9,764,728     6,407,083    16,657,805    5,187,095    21,792,084      178,526
                                           -----------    ----------   -----------   ----------   -----------   ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 END OF YEAR                               $11,977,188    $6,614,492   $21,421,219   $9,618,477   $21,120,256   $1,039,006
                                           ===========    ==========   ===========   ==========   ===========   ==========


        The accompanying notes are an integral part of this statement.

                           SCIENTIFIC-ATLANTA, INC.
    VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST STATEMENT
  OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1996
           _________________________________________________________


                             PARTICIPANT DIRECTED INVESTMENTS
                             --------------------------------

                                                                      SCIENTIFIC-
                                                           LOW-         ATLANTA                  PARTICIPANT
                                                          PRICED        COMMON                       LOAN          TOTAL
                                            OVERSEAS       STOCK         STOCK         OTHER      RECEIVABLE        1996
                                        ------------------------------------------------------------------------------------
INVESTMENT INCOME:
Net appreciation (depreciation) in fair
 value of investments                      $   14,794   $  218,134    $ 2,052,831    $        0   $        0    $  4,056,184
 Dividends and Interest                        61,163      194,958              0             0       63,328       6,795,471
                                           ----------   ----------    -----------    ----------   ----------    ------------
                                               75,957      413,092      2,052,831             0       63,328      10,851,655
                                           ----------   ----------    -----------    ----------   ----------    ------------

CONTRIBUTIONS:
 Participants                                 201,664      389,756      1,254,219       341,604            0      11,045,582
 Employer                                           0            0      4,524,574     1,148,962            0       5,673,536
 Rollover deposits                             59,374       88,181        306,954             0            0       1,869,988
                                           ----------   ----------    -----------    ----------   ----------    ------------
                                              261,038      477,937      6,085,747     1,490,566            0      18,589,106
                                           ----------   ----------    -----------    ----------   ----------    ------------

  TOTAL ADDITIONS                             336,995      891,029      8,138,578     1,490,566       63,328      29,440,761

PAYMENTS TO PARTICIPANTS                      (23,115)     (45,481)    (1,131,009)            0      (17,500)     (7,445,322)

ADMINISTRATIVE EXPENSES                          (169)      (4,192)       (50,203)            0            0         (75,923)

INTERFUND TRANSFERS                           535,083    1,596,317     (4,066,783)            0    2,402,755               0
                                           ----------   ----------    -----------    ----------   ----------    ------------

NET INCREASE                                  848,794    2,437,673      2,890,583     1,490,566    2,448,583      21,919,516

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 BEGINNING OF YEAR                            178,456      477,076     28,885,142             0            0      89,527,995
                                           ----------   ----------    -----------    ----------   ----------    ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 END OF YEAR                               $1,027,250   $2,914,749    $31,775,725    $1,490,566   $2,448,583    $111,447,511
                                           ==========   ==========    ===========    ==========   ==========    ============

        The accompanying notes are an integral part of this statement.

                           SCIENTIFIC-ATLANTA, INC.
          VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                          DECEMBER 31, 1996 AND 1995
           _________________________________________________________


1. PLAN DESCRIPTION:

  Effective January 1, 1986, Scientific-Atlanta, Inc. (the "Company") established the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan and Trust (the "Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  A description of the Plan's provisions has been published in a summary Plan description available to all participants and beneficiaries.

  The following nine investment funds have been established by the Plan for investing participants' contributions. All investment elections are participant directed. Participants may change their investment elections daily. The Plan has specific guidelines and limitations as to the type of securities eligible for investment by each fund.

       Fidelity Retirement Money Market Fund - This is a fixed income fund invested in short-term securities with the objective of current income that is designed to provide investors with a return that reflects current short-term money market rates.

       Fidelity Intermediate Bond Fund - This is a fixed income fund invested in U.S. Treasury bonds or other government bonds, and corporate bonds with a fixed interest rate.

       Fidelity Equity Income Fund - This is a fund containing a variety of corporate securities, with more investment risk than the Bond Fund and Money Market Fund, with the objective of both current income and capital appreciation.

       Fidelity U.S. Equity Index Fund - This is a fund that invests primarily in the common stocks of the 500 companies included in the S&P 500 Index. The objective is for both current income and long-term capital appreciation.

       Fidelity Magellan Fund - This fund is invested in securities of large United States and foreign corporations as well as smaller, lesser known companies with the objective of long-term capital appreciation. This fund offers more overall investment risks than the other funds currently offered under the Plan.

       Fidelity Puritan Fund - This fund invests in a broad list of high-yielding securities among a variety of companies and industries. The fund's objective is to obtain as much income as possible, consistent with the preservation of capital.

       Fidelity Overseas Fund - This fund is invested in securities of issuers whose principal activities are outside the United States. The fund seeks long-term capital appreciation as its objective.

       Fidelity Low-Priced Stock Fund - This fund seeks long-term capital appreciation and invests mainly in equity securities that are considered by the fund's management to be low-priced at the time of purchase.

       Fidelity Scientific-Atlanta Common Stock Fund - This fund is invested primarily in Scientific-Atlanta common stock with the balance in short-term money market investments. The objective of this fund is to give employees the opportunity to become shareholders of the Company and to share in the Company's performance. Employees have the option to redirect the Company's matching contribution, which is made only to this fund, to the other Fidelity funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   The financial statements are prepared on an accrual basis in accordance with generally accepted accounting principles. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

   Realized gains and losses on investment transactions are determined for accounting purposes as of the trade date on a moving average cost basis. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes In Net Assets Available for Plan Benefits as net appreciation (depreciation) in fair value of investments. Investments are stated at market value (based on quoted market prices) in the accompanying Statements of Net Assets Available for Plan Benefits.

3. PLAN TERMINATION:

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

4. TAX STATUS:

   The Internal Revenue Service has determined and informed the Company by a letter dated September 29, 1995, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Additionally, the plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

5. PARTICIPATION:

   Employees of the Company are eligible to participate in the Plan if they (a) are regular full-time employees or regular part-time employees scheduled to work at least 20 hours a week, and (b) are at least 18 years of age. Eligibility begins immediately upon employment provided the above age and service requirements are met. This eligibility requirement complies with the provisions of ERISA.

   Participants may contribute to the Plan an amount ranging from 1/2% to 15% of their annual compensation. Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the Company's contribution, and the participant's contribution. Allocations are based on participant account balances, as defined.

   The amount contributed to the Plan by the Company on behalf of a participant is equal to $1.00 for each dollar contributed by the participant up to 3% of the participant's annual compensation plus $.50 for each dollar of the participant's contribution between 3% and 6% of the participant's annual compensation. In addition, for any plan year, the Company's contribution on behalf of the participant to this Plan shall not exceed 4.5% of the participant's annual compensation for such plan year. The Company's matching contributions to the Plan are in the form of Scientific-Atlanta, Inc. common stock and are made only at the end of each quarter. Vesting is immediate for both the participant's contribution and the Company's matching contribution.

   Effective July 1, 1996, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Each loan shall be treated as an investment of the borrower's account, with the interest rate being prime plus 1%. The interest rate on participant loans during 1996 was 9.25%. The participant shall be required to repay the loan in approximately equal installments of principal and interest over a period not in excess of 5 years, or up to

   10 years for the purchase of a primary residence. The loans are secured by an assignment of the participant's right, title, and interest in the participant's account balance. Repayment of principal and payment of interest will be effected through payroll withholding. The principal amount of the loan, together with all accrued interest, shall immediately become due when the participant is no longer employed by an Employing Company, as defined, and is no longer a party in interest under Section 3(14) of ERISA.


6. TRUST AGREEMENT:

   At December 31, 1996, the Plan's assets were held by the Trustee of the Plan, Fidelity Management Trust Company. Company contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries and they act as the Plan Administrator. No such officer or employee receives compensation from the Plan. Administrative expenses such as trustee fees are paid by the Plan.

7. SUBSEQUENT EVENT:

   Effective February 3, 1997, the Fidelity Overseas Fund was discontinued as an investment option, and the Founders Growth Fund and the Templeton Foreign I Fund were added to the list of investment options available to participants.

                                                                     SCHEDULE  I

                           SCIENTIFIC-ATLANTA, INC.
          VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1996

          ___________________________________________________________

       Identity of                                                            Face Amount                         Current
         Issue                     Investment Description                      or Shares            Cost           Value
------------------------       -------------------------------              ----------------      ----------    ------------
* Fidelity Investments         Retirement Money Market Fund                      11,977,188     $11,977,188    $ 11,977,188
* Fidelity Investments         Intermediate Bond Fund                               656,200       6,767,436       6,614,492
* Fidelity Investments         Equity Income Fund                                   500,145      16,891,967      21,421,219
* Fidelity Investments         U.S. Equity Index Fund                               356,901       7,561,161       9,618,477
* Fidelity Investments         Magellan Fund                                        261,875      19,588,338      21,120,256
* Fidelity Investments         Puritan Fund                                          60,267       1,032,872       1,039,006
* Fidelity Investments         Overseas Fund                                         33,309       1,019,504       1,027,250
* Fidelity Investments         Low-Priced Stock Fund                                136,522       2,715,154       2,914,749
* Fidelity Investments         Scientific-Atlanta Common Stock Fund               3,442,618      28,988,992      31,775,725
*The Plan                      Participant Loans (Interest Rate at 9.25%)                         2,448,583       2,448,583
                                                                                                -----------    ------------

                               Total Investments                                                $98,991,195    $109,956,945
                                                                                                ===========    ============

 .    Indicates a party-in-interest.

         The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE  II

                           SCIENTIFIC-ATLANTA, INC.
          VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (1)
                     FOR THE YEAR ENDED DECEMBER 31, 1996

          ___________________________________________________________

                                                                 Purchases                    Sales, Maturities or Withdrawals
                                                   -----------------------------------   -------------------------------------------
                                                                           Cost and                              Proceeds and
                                                                         Current Value                          Current Value
                                                                          of Asset on                            of Asset on
   Identity of                                          Number of         Transaction          Number of         Transaction
 Party Involved               Description             Transactions            Date           Transactions            Date
----------------           ------------------       -----------------   ----------------   -----------------   ----------------
Fidelity              Retirement Money Market Fund         235              $13,658,149          228            $ 11,445,687
  Investments

Fidelity              Equity Income Fund                   238                9,193,388          198               6,670,513
  Investments

Fidelity              U.S. Equity Index Fund               229                6,449,769          176               3,285,184
  Investments

Fidelity              Magellan Fund                        247               11,471,145          231              10,608,867
  Investments

Fidelity              Scientific-Atlanta Common Stock      254               23,353,061          247              21,367,273
  Investments         Fund

   Identity of                 Cost of
 Party Involved                 Asset          Net Gain
----------------             ------------    ------------
Fidelity                     $ 11,445,687    $         0
  Investments

Fidelity                        5,904,609        765,904
  Investments

Fidelity                        3,029,166        256,018
  Investments

Fidelity                       10,561,027         47,840
  Investments

Fidelity                       19,002,793      2,364,480
  Investments

(1) Represents individual transactions or a series of transactions in securities of the same issue or with a person in excess of 5% market value of the Plan's of January 1, 1996.

         The accompanying notes are an integral part of this schedule.